EXHIBIT (a)(5)(x)



For immediate release

May 28, 2004

               FIRST FEDERAL BANCSHARES, INC. ANNOUNCES COMPLETION
                              OF SELF TENDER OFFER

       COLCHESTER, ILLINOIS: First Federal Bancshares, Inc. (Nasdaq: FFBI) announced today that it has purchased 559,993 of its common shares (representing approximately 30% of its shares currently outstanding) at $33.50 per share pursuant to its self tender offer, which expired May 21, 2004.

       According to the final report from the depositary for the offer, the number of shares that were properly tendered and not withdrawn prior to the expiration of the offer exceeded the number of shares that the Company had offered to purchase. Therefore, the Company has purchased, in most cases, 66.41% of the shares tendered by each of its shareholders. Payment for the purchased shares, and return of certificates for shares not purchased, will commence today, May 28, 2004.

       Any questions with regard to the tender offer may be directed to the depositary for the tender offer, Computershare Trust Company, at (303) 262-0600 ext. 4732, or to the information agent for the offer, Georgeson Shareholder Communications, toll free at (800) 501-4292.

       First Federal Bancshares is the holding company for First Federal Bank, which operates eight offices in west-central Illinois and northeast Missouri.


For further information contact:

James J. Stebor
President and Chief Executive Officer
(217) 224-8686